WAIVER AND AGREEMENT

THIS WAIVER AND AGREEMENT (the “Waiver”) is made and entered into effective as of July 31, 2006, in connection with that certain Registration Rights Agreement (the “Agreement”) dated July 21, 2005, by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and MERCATOR MOMENTUM FUND, L.P., MERCATOR MOMENTUM FUND III, L.P, MONARCH POINTE FUND, LTD. and M.A.G. CAPITAL, LLC (the “Investors”).

WHEREAS, on or about July 21, 2005, the Company and the Investors entered into a series of financing agreements (the “Transaction Documents”), including, without limitation a Securities Purchase Agreement, convertible Notes issued pursuant thereto (the “Notes”), and the Agreement (as defined herein), pursuant to which, among other things, the Investors advanced the Company the aggregate of Four Million Dollars ($4,000,000);

WHEREAS, the Registration Statement, as defined in the Agreement has been filed with the Securities and Exchange Commission and has become effective;

WHEREAS, if the Company fails to file its audited financial statements for its fiscal year ended April 30, 2006 (the "2006 Audited Financials") on or prior to July 31, 2006, the Investors will not be permitted to sell securities under the Registration Statement after that date until the Company has cured the failure, and the Company anticipates that the 2006 Audited Financials will not be available on July 31, 2006, and may not be available until as late as August 31, 2006;

WHEREAS, the Company has agreed to use its best efforts to obtain the 2006 Audited Financials and to file them with the Securities and Exchange Commission (“SEC”) as soon as reasonably possible;

WHEREAS, the Company has further agreed: (i) to pay liquidated damages to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P. and Monarch Pointe Fund, Ltd. in the amounts of $740.00, $200.00 and $1,727.00, respectively, with respect to each day that the Registration Statement is not available for sales by the Investors and to pay the full amount of all such payments relating to any particular month in full on of before the 30th day of the following month; and

WHEREAS, the Company has further agreed to pay in cash any principal payments falling due under the Notes that fall due on a day when the Registration Statement is not available for sales by the Investors or that fell due prior to August 1, 2006, and had not been paid on or prior to the date hereof (“Principal Payments”) or, if the Company fails to timely make any such Principal Payment in cash, then Company has agreed to satisfy such Principal Payment by issuing ordinary shares or ADSs in accordance with the “Partial Mandatory Conversion” provisions of Section 4(a)(ii)(B) of the Notes;

WHEREAS, in the event that the Company issues shares in satisfaction of any Principal Payment as provided above, the Company has further agreed that it shall pay the Investors a one-time waiver fee in the aggregate amount of One Hundred Eighty Three Thousand Five Hundred Dollars ($183,500) (the “Waiver Fee”) by issuing an aggregate number of additional ordinary shares or ADSs equal to the quotient of (x) the amount of the Waiver Fee divided by (y) 75% of the volume weighted average price of the Company’s ADSs for the five trading days immediately preceding the date hereof;

WHEREAS, at the request of the Company, the Investors have agreed, on the condition that the Company timely fulfills these commitments, to waive any rights that may arise in their favor to declare a default and to exercise remedies under the Transaction Documents as a result of the unavailability of the Registration Statement for resales of securities owned by the Investors during the month of August, 2006, which results from the unavailability of the 2006 Audited Financials; and

WHEREAS, all terms in the Transaction Documents, except to the extent otherwise provided herein, shall remain in full force and effect, and all defined terms used but not otherwise defined herein shall have the meanings provided in the Transaction Documents.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.	The Company shall use its best efforts to obtain the 2006 Audited Financials and to file them with the Securities and Exchange Commission as soon as reasonably possible.

3.
The Company shall pay liquidated damages to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P. and Monarch Pointe Fund, Ltd. in the amounts of $740.00, $200.00 and $1,727.00, respectively, with respect to each day that the Registration Statement is not available for sales by the Investors and to pay the full amount of all such payments relating to any particular month in full on of before the 30th day of the following month.

4.
The Company shall pay in cash any Principal Payments falling due under the Notes that fall due on a day when the Registration Statement is not available for sales by the Investors or that fell due prior to August 1, 2006, and had not been paid on or prior to the date hereof or, if the Company fails to timely make any such Principal Payment in cash, then Company shall satisfy such Principal Payment by issuing ordinary shares of ADSs in accordance with the “Partial Mandatory Conversion” provisions of Section 4(a)(ii)(B) of the Notes where such number of ordinary shares or ADSs shall equal the quotient obtained by dividing (x) the amount of the Principal Payment by (y) 88% of the volume weighted average price of the Company’s ADSs for the ten trading days preceding the relevant payment date.

5.
In the event that shares are issued under Section 4 above in satisfaction of any Principal Payment, the Company will also pay to the Investors the Waiver Fee by issuing an aggregate number of restricted ordinary shares or ADSs equal to the quotient of (x) the amount of the Waiver Fee divided by (y) 75% of the volume weighted average price of the Company’s ADSs for the five trading days immediately preceding the date hereof (and such restricted shares or ADSs shall be issued no later than the due date for the Principal Payment which triggers their issuance hereunder).

6.
In the event that restricted shares or ADSs are issued under Section 5 above, if at any time after the date hereof the Company proposes to file any registration statement with the SEC, prior to such filing, the Company shall give written notice to the Investors of its intention to do so and, upon the written request of the Investors (which request shall state the intended method of disposition of Restricted Shares), the Company shall at the Company’s sole expense cause all restricted shares issued hereunder (and which the Company has been requested by the Investors to register) to be registered under the Securities Act on such registration statement in accordance with customary piggy-back registration rights procedures.

7.
On the condition that the Company timely fulfills its obligations under Sections 2, 3, 4, 5 and 6 above, the Investors hereby waive any rights that may arise in their favor to declare a default and to exercise remedies under the Transaction Documents as a result of any unavailability of the Registration Statement for resales of securities owned by the Investors during the month of August, 2006, which results from the unavailability of the 2006 Audited Financials. If the Company should fail at any time to fulfill any of those commitments on a timely basis, this waiver shall immediately cease to be effective.

8.	Except to the extent set forth herein, the Transaction Documents remain in full force and effect.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have signed and delivered this Amendment Agreement on the date first set forth above.

FUTUREMEDIA PLC		M.A.G. CAPITAL, LLC
By:	/s/ Leonard Fertig	By:	/s/ H. Harry Aharonian
	Name: Leonard Fertig Title: CEO		Name: H. Harry Aharonian Title: Portfolio Manager

Mercator Momentum Fund LP By: M.A.G. Capital, LLC, Its: General Partner

By:	/s/ H. Harry Aharonian
Name: H. Harry Aharonian Title: Portfolio Manager

Monarch Pointe Fund, Ltd.

By:	/s/ H. Harry Aharonian
Name: H. Harry Aharonian Title: Portfolio Manager

Mercator Momentum Fund III, LP By: M.A.G. Capital, LLC, Its: General Partner

By:	/s/ H. Harry Aharonian
Name: H. Harry Aharonian Title: Portfolio Manager